Exhibit 99.3

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto agrees sale of interest in Clermont Mine

25 October 2013

Rio Tinto has reached a binding agreement for the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal Pty Ltd, a company jointly owned by Glencore Xstrata and Sumitomo Corporation, for US$1.015 billion. Under the terms of the sale, Glencore Xstrata will take over management of Clermont Mine, which produces thermal coal in central Queensland.

Rio Tinto chief financial officer Chris Lynch said “The sale of Clermont Mine will allow us to realise value for our shareholders as we continue optimising our portfolio. It also demonstrates our focus on strengthening our balance sheet and taking a disciplined approach to allocating capital across the Group.

“Rio Tinto remains committed to a long-term future in central Queensland. Production has recently commenced from the US$2 billion extension of the Kestrel Mine and studies are currently underway to extend production from the Hail Creek Mine. We expect Clermont Mine will continue to perform strongly under its new ownership and make an ongoing contribution as a member of the local community. We will maintain high safety and environmental standards at Clermont Mine, through the transition period to the new manager.”

With the agreed sale of Clermont Mine, Rio Tinto has now announced or completed US$2.915 billion of divestments this year. This includes a binding agreement for the sale of its interest in Northparkes and the recently completed sales of Palabora and Eagle.

The sale is subject to agreement with Rio Tinto’s joint venture partners, Mitsubishi Development Pty Ltd, J-Power Australia Pty Ltd and J.C.D. Australia Pty Ltd on certain matters under the Clermont Joint Venture Agreement such as pre-emption rights.

The sale is also conditional upon certain conditions precedent, including the customary regulatory approvals.

The transaction is expected to close in the first quarter of 2014.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Glencore Xstrata

Glencore Xstrata is one of the world’s largest global diversified natural resource companies. As a leading integrated producer and marketer of commodities with a well-balanced portfolio of diverse industrial assets, Glencore Xstrata are strongly positioned to capture value at every stage of the supply chain, from sourcing materials deep underground to delivering products to an international customer base. The Group’s industrial and marketing activities are supported by a global network of more than 90 offices located in over 50 countries. Glencore Xstrata’s diversified operations comprise over 150 mining and metallurgical sites, offshore oil production assets, farms and agricultural facilities, employing approximately 190,000 people, including contractors. For more information, visit www.glencorexstrata.com

About Sumitomo Corporation

Sumitomo Corporation is a leading general trading company, headquartered in Tokyo, Japan, with 116 locations in 65 countries and 24 domestic locations. The Sumitomo Corporation Group consists of nearly 800 companies and more than 70,000 personnel, and its business is continuously expanding into a diverse range of products and services. Its core business units are Metal Products; Transportation & Construction Systems; Environment & Infrastructure; Media, Network, Lifestyle Related Goods & Services; and Mineral Resources, Energy, Chemical & Electronics.

For more information, visit www.sumitomocorp.co.jp/english

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